SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Shire plc

Jersey (Channel Islands)

Block 2, Miesian Plaza, 50-58 Baggot Street Lower

Dublin 2

Republic of Ireland

Baxalta Incorporated

and Subsidiaries

Incentive Investment Plan

Financial Statements and Supplemental Schedules

December 31, 2017 and 2016

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Index

For December 31, 2017 and 2016

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016	3

Notes to Financial Statements	4-11

Supplemental Information

Schedule G, Part III: Schedule of Nonexempt Transactions year ended December 31, 2017	12

Schedule H, Line 4a: Schedule of Delinquent Participant Contributions year ended December 31, 2017	13

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Administrator of the Baxalta Incorporated and Subsidiaries Incentive Investment Plan

Bannockburn, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Baxalta Incorporated and Subsidiaries Incentive Investment Plan (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule G, Part III – Schedule of Nonexempt Transactions and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Baxalta Incorporated and Subsidiaries Incentive Investment Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe Horwath LLP

We have served as the Plan's auditor since 2015.

Oak Brook, Illinois

June 29, 2018

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016 (in thousands)

	2017	2016
Assets
Investments at fair value	685,994	509,785
Investments at contract value	—	77,453
Total investments	685,994	587,238

Receivables
Notes receivables from participants	17,340	17,718
Sponsor contributions	14,358	15,790
Accrued interest and dividends	67	60
Total receivables	31,765	33,568
Total assets	717,759	620,806

Liabilities
Accounts payable	110	96
Total liabilities	110	96

Net assets available for benefits	$717,649	$620,710

The accompanying notes are an integral part of these financial statements.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016

(in thousands)

	2017	2016
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$101,497	$50,499
Interest	2,707	1,883
Dividends	617	486
Net investment income	104,821	52,868

Interest on notes receivables from participants	1,435	1,561

Contributions
Sponsor	36,966	40,925
Participant	49,027	55,783
	85,993	96,708
Total additions	192,249	151,137

Deductions from net assets attributed to
Benefits paid	94,057	62,135
Plan expenses	1,253	1,063
Total deductions	95,310	63,198

Increase before transfers	96,939	87,939

Transfer from Baxter International Inc. and Subsidiaries
Incentive Investment Plan	—	4,282

Net increase	96,939	92,221
Net assets available for benefits
Beginning of period	620,710	528,489
End of period	$717,649	$620,710

The accompanying notes are an integral part of these financial statements.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of the Plan

General:

The following description of the Baxalta Incorporated and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

The Plan was established effective as of May 1, 2015 in anticipation of the spin-off of Baxalta Incorporated, (Baxalta) to shareholders of Baxter International Inc. (Baxter). The spin-off occurred on July 1, 2015. In connection with the spin-off, certain employees who had been employed by Baxter and its affiliates immediately prior to the spin-off were transferred to, and became employees of Baxalta and its affiliates. Certain of those employees were eligible to participate in the Baxter International Inc., and Subsidiaries Incentive Investment Plan (Baxter IIP) prior to the spin-off. The account balances of those transferred employees were spun-off from the Baxter IIP to the Plan contemporaneously with the corporate spin-off. Certain employee’s account balances were transferred in 2016 in conjunction with the employees transfer to Baxalta. References in these financial statements to periods prior to May 1, 2015 refer to periods where an employee may have been employed by Baxter or one of its affiliates and had been eligible for the Baxter IIP.

On January 11, 2016, Baxalta entered into an Agreement and Plan of Merger with Shire plc, a Jersey public company (“Shire”) and BearTracks, Inc., a wholly-owned subsidiary of Shire (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub merged with and into Baxalta, with Baxalta surviving as an indirect wholly-owned subsidiary of Shire.  The merger was completed on June 3, 2016.  Upon completion of the merger, Baxalta filed Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (No. 333-205327), pertaining to the removal from registration any registered but unsold or otherwise unissued shares of Baxalta’s common stock issuable under the Plan.

Under the terms of the merger agreement, Baxalta shareholders received $18.00 in cash and 0.1482 of Shire American Depository Receipts (ADRs) per each Baxalta share.

For those participants that held shares in the Baxalta Common Stock Fund, the cash consideration was invested in the appropriate Target Date Retirement Funds based upon the participant’s age and the ADRs received were invested in a new Shire Stock Fund, for which participants cannot make contributions or transfer funds to. For those participants that hold shares in the Self-Directed Fund, both the cash and ADR’s remained in the Self-Directed Fund with the participant having the ability to invest the cash or transfer it to another fund.

Contributions:

The Plan is a defined contribution plan and was created for the purpose of providing retirement benefits to United States employees of Baxalta and its subsidiaries, and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the United States Internal Revenue Code (IRC). Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation limited to a maximum of $18,000 a year in 2017 and 2016. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $6,000 per year in “catch-up” contributions. Newly hired employees are deemed to have elected to contribute 3.0% of compensation (increased by 1% per year to a total of 6%) unless they make a contrary election. The Company matches a participant’s savings contributions on a dollar for dollar basis up to 3.0% of the participant’s compensation, and matches any contributions between 3.0% and 4.0% of compensation at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, so that the maximum matching contribution for participant who contribute at least 4% of their compensation is 3.5% of compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

to participate in the Company’s U.S. qualified defined benefit pension plan. The carrying amounts of contribution receivables reflect fair value due to their short-term maturity. As part of the Plan merger described in Note 10, the 2017 plan year non-matching contribution was paid directly to the Shire Holdings US AG 401(k) Savings Plan.

Participants are immediately vested in the elective contributions and matching contribution plus actual earnings thereon. The additional non-matching contributions become fully vested after three years of service. Participants are fully vested in the Company’s non-matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. The additional non-matching contributions for participants who had been employed by Baxter and its affiliates and became employees of Baxalta were fully vested upon spin-off. Forfeitures of nonvested accounts are used to reduce future employer contributions and as of December 31, 2016, $1.1 million of forfeitures were available to offset future contributions. As of December 31, 2017, there were no forfeitures available to offset future contributions.

Participant Accounts and Investment Options:

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts daily. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, State Street Global Advisors S&P 500 Index Non-Lending Series Fund (SSgA S&P 500 Fund), State Street Global Advisors International Index Non-Lending Fund (SSgA EAFE Equity Fund), State Street Global Advisors Russell Small Cap Index Non-Lending Series Fund (SSgA Small Cap Fund), Northern Trust S&P 400 Index Fund – DC-Non-Lending, State Street Global Advisors Emerging Markets Index Non-Lending Series Fund (SSgA Emerging Markets Fund), ten different Target Date Retirement Funds and the Self-Directed brokerage account. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time. Due to the plan merger described in Note 10, the Baxter, Cardinal and Edwards common stock funds were liquidated at the end of the plan year 2017. All proceeds were invested in a short-term investment fund of State Street.

In conjunction with Baxter’s spin-off of Baxalta, participants who maintained shares in the Baxter Common Stock Fund in the Baxter IIP were allocated shares in the Baxalta Common Stock Fund. Both funds were removed as investment options as of May 1, 2015. Participants cannot make contributions or transfer existing account balances to either of these Funds, but may make transfers out of these funds at any time. As previously described, as a result of the merger between Shire and Baxalta, for those participants that held shares in the Baxalta Common Stock Fund, the cash consideration was invested in the appropriate Target Date Retirement Funds based upon the participant’s age and the ADRs received were invested in a new Shire Stock Fund, for which participants cannot make contributions or transfer funds to. For those participants that hold shares in the Self-Directed Fund, both the cash and ADR’s remained in the Self-Directed Fund with the participant having the ability to invest the cash or transfer it to another fund.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments

The fair value of Plan investments is determined as follows:

Cash equivalents

This consists of a short-term investment fund, the fair value of which is based on the net asset value. The investment objective for this fund is to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments. The fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Common stock	Value based on closing prices on the valuation date in an active market.

Self-directed accounts	The self-directed accounts hold cash, a money market fund, common stock, mutual funds, exchange traded funds and exchange traded notes. The common stock is valued at the closing price on an actively traded market. The mutual funds, exchange traded notes and exchange traded funds are all valued at the net asset value per share, which are traded on an active market. The money market fund is valued based upon the net asset value provided by the fund manager.

Common-collective trusts	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The underlying investments for all funds vary, with some holding diversified portfolios of domestic and international stocks, government agency and corporate bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Synthetic Guaranteed Investment Contracts

The Plan held synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provided for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica and Prudential. Due to the plan merger, as described in Note 10, the GIC’s were terminated and the underlying assets were sold at the end of the plan year 2017. All funds remaining were invested in a short-term investment fund of State Street. In 2016, the portfolio of assets underlying the synthetic GICs primarily included common-collective trusts and 103-12 investment entities, which were owned by the Plan, and a separate account with MetLife, for which MetLife owned the underlying securities of the separate account.

Contract value is the relevant measurement attribute for the Plan’s investment in the fully benefit-responsive investment contracts. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan were fully benefit-responsive because the wrapper contract issuers were contractually obligated to make up any shortfall in the event that the underlying asset portfolio had been liquidated and was inadequate to cover participant withdrawals and transfers at contract value. In 2016, there were no reserves against contract values for credit risk of the contract issuers or any other risk.

Notes Receivables from Participants

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest, which is determined by the Retirement Plan Committee and is typically stated at the prime rate at the last day of the month prior to loan request, plus one percent.

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances. In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of common stock, common-collective trusts, synthetic guaranteed investment contracts and short-term investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	U.S. employees of Baxalta or its subsidiaries which have adopted the Plan;

B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	U.S. employees who are not leased employees.

4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and Voya Institutional Plan Services, LLC, serves as record-keeper for the Plan. Self-directed brokerage account assets are held in the custody of Charles Schwab & Co. Inc. (“Charles Schwab” or the “Custodian”).

The Retirement Plan Investment Committee administers the Plan and they have the administrative and investment authority, responsibility and control over the assets of the Plan. Members of the committee are appointed by the Board of Directors of a subsidiary of Shire and are employees of Shire.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

*	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

*	Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

*	Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents*	$97,929	$—	$—	$—
Common stock	8,185	8,185	—	—
Common-collective trusts*	562,227	—	—	—
Self-directed account*	17,653	14,091	—	—
Total assets	$685,994	$22,276	$—	$—

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents*	$2,719	$—	$—	$—
Common stock	31,883	31,883	—	—
Common-collective trusts*	459,869	—	—	—
Self-directed account*	15,314	11,435	—	—
Total assets	$509,785	$43,318	$—	$—

*Investments that are measured at fair value using the net asset value per share or its equivalent as a practical expedient are not required to be classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy and the Statement of Net Assets Available for Benefits. The Self-directed account includes a money market fund that is measured at net asset value.

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. The Plan did not have any transfers between Levels 1 and 2 during 2017 and 2016.

See Valuation of Investments in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

6.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination. See Note 10 for details of Plan merger.

7.	Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated July 7, 2017 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2017 and 2016, the Plan held common-collective trusts and short-term investment funds of State Street Bank and Trust Company, the Plan trustee; shares of common stock and dividend income on those shares of Shire, the Plan sponsor; loans with participants; mutual funds and units of common-collective trusts managed by Northern Trust Corporation, an investment manager for the Plan; and money market fund and mutual funds of Charles Schwab, an investment custodian of the self-directed accounts within the Plan. In addition, at December 31, 2016 the Plan held interest rate wrapper contracts of Prudential, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Transamerica, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of MetLife, issuer of the Plan’s fully benefit-responsive contracts. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in-interest transaction prohibitions of ERISA.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance per Form 5500. No reconciliation was necessary as of December 31, 2016.

(in thousands)	December 31, 2017

Net assets available for benefits per financial statements	$717,649
Transfers of assets out of this plan per the Form 5500 (Note 10)	(717,649)
Net assets available for benefits per the Form 5500	$—

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 for the year ended December 31, 2017. No reconciliation was necessary for the year ended December 31, 2016.

(in thousands)	December 31, 2017

Transfers out of the plan per the financial statements	$—
Transfers of assets out of this plan per the Form 5500 (Note 10)	(717,649)
Transfers of assets out of this plan per the Form 5500	$(717,649)

10.	Subsequent Event

Effective January 1, 2018, the Plan merged into the Shire Holdings US AG 401(k) Savings Plan. The Plan’s funds and participants’ balances in the Plan were transferred to a participant account with Fidelity Investments (Fidelity) and invested in an appropriate Target Date Retirement Fund. Participant’s balances held in the Shire stock fund were transferred in-kind as Shire stock and are held with Fidelity. Participant’s balances held in the self-directed account were transferred to a similarly self-directed account with Fidelity. As a result of the legal plan merger, on January 2, 2018, assets amounting to $717,649,000 were transferred to the Shire Holdings US AG 401(k) Savings Plan.

On May 8, 2018, Takeda Pharmaceutical Company Limited announced it had reached an agreement to acquire Shire, the Plan’s sponsor. Completion of the transaction is subject to approval by both companies' shareholders as well as customary closing requirements, including regulatory approvals, and is expected to take place in the first half of 2019.

SUPPLEMENTAL SCHEDULES

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Schedule G, Part III – Schedule of Non-exempt Transactions

Employer Identification Number: 47-1869689 and Plan Number 002

Year Ended December 31, 2017

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party in Interest	(c) Description of Transactions	(i) Current Value of Asset**
Shire PLC	Employer/Plan Sponsor	Misapplication of forfeitures	$602,935.44

* Columns (d) through (h) and (j) are not shown as they are not applicable

** Amount represents the amount of forfeitures inappropriately used to offset employee contributions made to the Plan in 2017. The Employer/Plan Sponsor has contributed the amounts to participants’ accounts in the amount stated plus lost earnings. The Employer/Plan Sponsor has filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4a – Schedule of Delinquent Contributions

Employer Identification Number: 47-1869689 and Plan Number 002

Year Ended December 31, 2017

Participants Contributions Transferred Late to Plan	Total that Constitutes Non-exempt Prohibited Transactions			Total Fully Corrected VFCP and PTE 2002-51

Check here if late Participant Loan Repayments Included:__	Contributions Not Corrected*:	Contributions Corrected Outside VFCP:	Contributions Pending Correction in VFCP
$	$602,935.44	$	$	$

*Corrective contributions were appropriately made in 2018

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXALTA INCORPORATED AND SUBSIDIARIES
INCENTIVE INVESTMENT PLAN

Date: June 29, 2018	By:	/s/ Olivia Wakefield
Olivia Wakefield
Chair, Shire Holdings US AG Retirement Plan Committee